UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                              Connetics Corporation
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    208192104
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                                 (CUSIP Number)


                                November 20, 1998
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER:  Connetics Corporation

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              3400 West Bayshore Road, Palo Alto, CA  94303.

ITEM 2(A). NAMES OF PERSONS FILING: New Enterprise Associates VIII, Limited Partnership ("NEA VIII") and NEA Presidents' Fund, L.P. ("Presidents") (collectively, the "Funds"); NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), which is the sole general partner of NEA VIII and NEA General Partners, L.P. ("Presidents Partners"), which is the sole general partner of Presidents (collectively, the "GPLPs"); and Stewart Alsop II ("Alsop"), Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks") , Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall"), and Mark W. Perry ("Perry") (the "General Partners"). All of the General Partners are individual general partners of NEA Partners VIII. All of the General Partners except Alsop and Morris are individual general partners of Presidents Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of NEA VIII, NEA Partners VIII, Presidents, Presidents Partners, Alsop, Dorman, Marks, Morris, Nehra, Newhall and Perry is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11911 Freedom Drive, One Fountain Square, Suite 580, Reston, Virginia 20190.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: NEA VIII is the record owner of 1,433,750 shares of Common Stock (the "NEA VIII Shares") as of December 31, 1999. Presidents is the record owner of 15,000 shares of Common Stock (the "Presidents Shares") as of December 31, 1999. As the sole general partner of NEA VIII, NEA Partners VIII may be deemed to own beneficially the NEA VIII Shares. As the sole general partner of Presidents, Presidents Partners may be deemed to own beneficially the Presidents Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, each Fund may be deemed to share the power to direct the disposition and vote of the NEA VIII Shares and the Presidents Shares, for an aggregate of 1,448,750 shares (the "Record Shares"). By virtue of their relationship as affiliated limited partnerships, who have overlapping individual general partners, each GPLP may be deemed to share the power to direct the disposition and vote of the Record Shares. As general partners of the Funds, each GPLP may also be deemed to own beneficially the Record Shares. As individual general partners of NEA Partners VIII and Presidents Partners, which are the sole general partners of NEA VIII and Presidents, respectively, each General Partner except Alsop and Morris may be deemed to own beneficially the Record Shares. As individual general partners of NEA Partners VIII, which is the sole general partner of NEA VIII, Alsop and Morris may be deemed to own beneficially the NEA VIII Shares.

              (b)    Percent of Class: Each Reporting Person except Alsop and
                     Morris: 5.5%. Each of Alsop and Morris: 5.4%. The foregoing percentage is calculated based on the 26,437,703 shares of Common Stock reported to be outstanding as of September 30, 1999, as adjusted pursuant to Rule 13d-13(d)(1).

              (c)    Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person.

                  (ii) shared power to vote or to direct the vote: 1,448,750 shares for each Reporting Person except Alsop and Morris. 1,433,750 shares for each of Alsop and Morris.

                 (iii) sole power to vote or to direct the vote: 0 shares for each Reporting Person.

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,448,750 shares for each Reporting Person except Alsop and Morris. 1,433,750 shares for each of Alsop and Morris.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Not applicable.


ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF CONNETICS CORPORATION REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2000


NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VIII, LIMITED PARTNERSHIP

      By:           *
          -----------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner


NEA PRESIDENTS' FUND, L.P.

By:   NEA GENERAL PARTNERS, L.P.

By: :         *
       --------------------------
       Charles W. Newhall III
       General Partner


NEA PRESIDENTS' FUND, L.P.

By: :         *
       --------------------------
       Charles W. Newhall III
       General Partner


       *
---------------------------------
Stewart Alsop II


       *
---------------------------------
Peter J. Barris

       *
---------------------------------
Ronald Kase


       *
---------------------------------
John M. Nehra


       *
---------------------------------
C. Richard Kramlich


       *
---------------------------------
Arthur J. Marks


       *
---------------------------------
Thomas C. McConnell


       *
---------------------------------
Peter T. Morris


       *
---------------------------------
Charles W. Newhall III


       *
---------------------------------
Mark W. Perry


                                        *By: /s/ Nancy L. Dorman
                                             ----------------------------------
                                             Nancy L. Dorman, in her individual
                                             capacity and as Attorney-in-Fact

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This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., and on February 16, 1999 in connection with a Schedule 13G for Applied Imaging Corp., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 1.